Exhibit 99.1

Aurinia Reports Second Quarter 2015 Financial Results

VICTORIA, British Columbia--(BUSINESS WIRE)--August 11, 2015--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH) (TSX:AUP) (“Aurinia” or the “Company”) has released its financial results for the second quarter ended June 30, 2015. Amounts, unless specified otherwise, are expressed in U.S. dollars.

Financial Results for second quarter ended June 30, 2015

The Company’s AURA-LV study continues to progress with activities in the second quarter of 2015 focused on recruitment, enrollment and treatment of patients with lupus nephritis (LN). Over 90 sites have been set up in 20 countries worldwide. The Company anticipates completion of patient enrollment in the Fall of 2015. Un-blinding and disclosure of the primary trial data is scheduled within one month of the last enrolled patient completing 24 weeks of active treatment.

The Company also continues to recruit patients into its AURION study which is currently enrolling patients in sites in Malaysia. AURION is an open label clinical study which will investigate the impact of voclosporin on LN biomarkers with enrollment projected to be completed during the current quarter.

The Company had cash, cash equivalents and short term investments of $25.7 million compared to $29.0 million at March 31, 2015 and $32.7 million at December 31, 2014. Net cash used in operating activities was $3.7 million for the second quarter ended June 30, 2015. The Company generated $414,000 from financing activities during the quarter as a result of the exercise of warrants and stock options.

Aurinia believes its cash position will be sufficient to finance its operational needs until at least December 31, 2016. However, future cash requirements could vary materially from current estimates due to a number of factors including the timing and costs associated with its clinical trial and potential strategic opportunities.

For the second quarter ended June 30, 2015, the Company reported a consolidated net loss of $733,000 or $0.02 per common share, as compared to a restated consolidated net loss of $11.0 million or $0.35 per common share for the same period in 2014. The large reduction in the reported consolidated net loss was primarily attributable to recording a non-cash gain of $5.4 million on the quarterly fair value revaluation of the derivative warrant liability in 2015 compared to a non-cash loss on revaluation of derivative warrant liability of $7.0 million for the comparable period in 2014.

For the six months ended June 30, 2015, the consolidated net loss was $9.3 million or $0.29 per common share compared to a consolidated net loss of $15.8 million or $0.59 per common share for the comparable period in 2014. The lower consolidated net loss reflects a non-cash gain on derivative warrant liability of $2.5 million for the six months ended June 30, 2015 compared to a loss on derivative warrant liability of $6.6 million for the six months ended June 30, 2014.

Research and development expenses increased to $4.3 million for the three months ended June 30, 2015, compared to $2.5 million for the three months ended June 30, 2014. Research and development expenditures in the second quarter of 2015 reflected higher costs related to drug distribution, patient recruitment, enrollment and treatment activities associated with the Company’s Phase 2b LN clinical trial compared to the same period in 2014. The Company incurred net research and development expenditures of $7.7 million for the six months ended June 30, 2015, as compared to $3.6 million for the same period in 2014.

Corporate, administration and business development expenses decreased to $1.4 million for the three months ended June 30, 2015, compared to $1.7 million for the same period in 2014. These expenses included a non-cash stock compensation expense of $527,000 for the three months ended June 30, 2015 compared to $435,000 for the comparable period in 2014. The Company incurred corporate, administration and business development expenses of $3.3 million for the six months ended June 30, 2015 compared to $4.1 million for the same period in 2014 and included non-cash stock compensation expense of $1.4 million for the six months ended June 30, 2015 compared to $1.5 million for the comparable period in 2014.

The unaudited interim condensed consolidated financial statements and the MD&A for the three months ended June 30, 2015 are accessible on Aurinia's website at www.auriniapharma.com or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. It is currently enrolling patients in its Phase 2b clinical trial to evaluate the efficacy of its drug, voclosporin, as a treatment for LN. LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

Voclosporin is a novel and potentially best in class calcineurin inhibitor (“CNI”) with extensive clinical data in over 2,000 patients in other indications. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule (a CNI approved for use in transplant patients since 1983). This modification results in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency vs. cyclosporine, an altered metabolic profile, and potential for flat dosing.

About AURA-LV:

The AURA–LV study or “Aurinia Urine Protein Reduction in Active Lupus Nephritis Study” is an adequate and well controlled clinical trial that is being conducted in 20 countries worldwide and is expected to enrol approximately 258 patients will compare the efficacy of voclosporin against placebo in achieving remission in patients with active lupus nephritis. The AURA-LV study is designed to demonstrate that voclosporin can induce a rapid and sustained reduction of proteinuria in the presence of extremely low steroid exposure and to fulfill specific regulatory requests. It will compare two dosage groups of voclosporin (23.7mg and 39.5mg) administered with mycophenolate mofetil (MMF) vs. MMF alone. All patients will also receive oral corticosteroids as background therapy. There will be a primary analysis to determine complete remission at week 24 and various secondary analyses at week 48 which include biomarkers and markers of non-renal SLE.

About AURION:

The AURION study or “Aurinia Early Urinary Protein Reduction Predicts Response Study” is an open label, exploratory study being conducted in multiple sites in Malaysia to assess the short term predictors of response using voclosporin in combination with mycophenolate mofetil in patients with active lupus nephritis. This study will examine biomarkers of disease activity at 8 weeks and their ability to predict response at 24 and 48 weeks.

We seek Safe Harbor.

CONTACT:
Aurinia Pharmaceuticals Inc.
Mr. Michael Martin, 250-708-4272
Chief Operating Officer
Fax: 250-744-2498
mmartin@auriniapharma.com
or
Mr. Dennis Bourgeault, 780-643-2260
Chief Financial Officer
Fax: 780-484-4105
dbourgeault@auriniapharma.com